Exhibit 99.3

NASUS PHARMA LTD.

FORM OF PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Eyal Rubin, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nasus Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on March 5, 2026 at 2:00 p.m. Israel time, at 28 Ha’Arbaa St., Hagag Towers, North Tower, 34th Floor, Tel Aviv, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

NASUS PHARMA LTD. SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: March 5, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To increase the Company’s authorized share capital, and to amend the Company’s Articles to reflect the same, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve a grant of equity-based compensation to non-executive directors of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve a grant of equity-based compensation to Mr. Eyal Rubin, the Company’s Chief Financial Officer, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve a milestone-based grant to Mr. Dan Teleman, the Company’s Chief Executive Officer, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the Sub-Plan for U.S. Persons to the Company’s 2019 Incentive Option Plan, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via E-mail to Mr. Eyal Rubin, e-mail address: eyalr@nasuspharma.com.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.